

Mail Stop 3561

January 27, 2016

Christopher Pappas
Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, CT 06877

> **Re:** **The Chefs' Warehouse, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2014**
> **Responses dated January 12, 2016 and January 19, 2016**
> **File No. 001-35249**

Dear Mr. Pappas:

We have reviewed your January 12, 2016 and January 19, 2016 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

Form 10-K for the Fiscal Year Ended December 26, 2014

Item 6. Selected Financial Data, page 31

1. We note your response to comment 1. Your current discussion of key acquisitions within MD&A appears to cover only those acquisitions that were consummated during the most recent three fiscal years discussed therein but not the earliest two of the five fiscal years of information presented within selected financial data. To the extent you intend to include a cross reference to MD&A in future filings as proposed in your response, please tell us how you will include disclosure of business combinations that materially affected the comparability of information included in selected financial data for all periods disclosed therein, including the earliest two of the five fiscal years. Refer to Instruction 2 to Item 301 of Regulation S-K.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products